
WOODSIDE
AUSTRALIAN ENERGY

03 APR -3 AM 7:21

25 March 2003


03022018

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to Defined Benefit Superannuation Fund - Additional Contributions, lodged with the Australian Stock Exchange on 24 March 2003;
- Stock Exchange Release in relation to WA-255-P (Eskdale-1), lodged with the Australian Stock Exchange on 25 March 2003;
- Stock Exchange Release in relation to NWS Venture selling LNG spot cargo, lodged with the Australian Stock Exchange on 25 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Rebecca Sims
Administration Officer

24 March 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Defined Benefit Superannuation Fund
Additional Contributions

In reference to recent media reports on the company's defined benefit Superannuation Fund, the following detail is provided in order to clarify the figures quoted in those media reports.

In 1999, the defined benefit fund was closed to new members and was replaced with an accumulation benefit fund.

The surplus of assets to benefits payable at that time resulted in no company contributions being necessary for the defined benefit fund in the 2000 year and for part of the 2001 year. Normal contribution levels (approximately $8 million per annum) resumed in mid 2001. No additional contributions were necessary despite reduced investment returns. During 2002, further reductions in the market valuation of the Fund's investments resulted in an additional company contribution of $14.5 million to ensure the Fund's assets exceeded benefits payable as at 31 December 2002.

The level of additional contributions in 2003 will depend on the performance of the investment markets during 2003.

The Woodside Superannuation Fund has 2,130 members, 647 of whom are defined benefit and 1,648 accumulation.

ANTHONY NIARDONE
Assistant Company Secretary

25 March 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Eskdale-1

Woodside Petroleum Ltd. reports that the current operation on the Eskdale-1 exploration well, located in permit WA-255-P, is running wireline logs.

Since the last report, $12^1/_4$ inch hole has been drilled to 2,533 metres. After completing wireline logging operations it is planned to run and cement $9^5/_8$ inch casing and drill ahead in $8^1/_4$ inch hole.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.



Anthony Niardone
Assistant Company Secretary



NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 25 March 2003
2:30pm (WST)

NWS VENTURE SELLS LNG SPOT CARGO

The North West Shelf LNG Sellers have signed a sale and purchase agreement with Tokyo Electric Power Company for the supply of 125,000 m^3 of LNG.

The LNG cargo will be loaded on 25 March 2003 from the North West Shelf Venture's LNG loading facilities in Whithnell Bay at Karratha in Western Australia.

The cargo will be delivered to Tokyo Electric's LNG receiving terminal in Japan. Tokyo Electric will be responsible for shipping.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTOR INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592